EXHIBIT 12.2

ICAHN ENTERPRISES HOLDINGS L.P. AND SUBSIDIARES
RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Income from continuing operations before income taxes, income (loss) from equity investees and non-controlling interests	$2,300	$647	$1,805	$764	$1,188
Fixed charges	595	606	521	470	393
Distributed income of equity investees	33	31	16	43	7
Total Earnings	$2,928	$1,284	$2,342	$1,277	$1,588

Fixed Charges:
Interest expense	$560	$571	$489	$443	$366
Estimated interest within rental expense	35	35	32	27	27
Total Fixed Charges	$595	$606	$521	$470	$393

Ratio of earnings to fixed charges	4.9	2.1	4.5	2.7	4.0
Dollar shortfall	n/a	n/a	n/a	n/a	n/a